United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2025 and 2024		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2025 and 2024		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - As of December 31, 2025	17

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2025	18

Signatures		19

Exhibit Index		20

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 and schedule of reportable transactions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 29, 2026

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024
(Amounts in thousands)

	2025	2024
Assets:
Investments:
At fair value:
Short-term investment fund	$10,144	$12,014
Common stock	509,300	583,387
Plan interest in master trust accounts	3,136,985	2,649,136
Total investments at fair value	3,656,429	3,244,537
At contract value:
Plan interest in master trust accounts	229,665	258,996

Receivables:
Notes receivable from participants	31,155	29,520
Interest and dividends	3,010	2,257
Participant contribution	842	216
Employer contribution	542	130
Total receivables	35,549	32,123
Total assets	3,921,643	3,535,656

Net assets available for benefits	$3,921,643	$3,535,656

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2025 and 2024
(Amounts in thousands)

	2025	2024
Changes to net assets attributable to:
Investment income (loss):
Interest	$526	$644
Dividends	11,907	10,449
Net depreciation in fair value of investments	(100,528)	(117,908)
Plan interest in master trust accounts investment income	469,668	368,489
Total investment income	381,573	261,674

Interest income on notes receivable from participants	3,007	2,527
Contributions:
Participant	149,471	140,691
Employer	110,775	102,366
Participant rollovers	13,955	18,537
Total contributions	274,201	261,594
Deductions:
Benefits paid to participants	269,961	262,888
Administrative expenses	2,833	2,289
Total deductions	272,794	265,177

Net increase	385,987	260,618

Net assets available for benefits:
Beginning of year	3,535,656	3,275,038
End of year	$3,921,643	$3,535,656

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Occidental, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). The Plan document provides that a fiduciary appointment officer has sole authority to appoint, remove, and monitor members of the Committees. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2025 and 2024, the employee contribution percentage limits were 30% for non-Highly Compensated Employees (as defined in the Plan) and 15% for Highly Compensated Employees. Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $7,500 for each of 2025 and 2024. The Plan permits Roth contributions and in-plan Roth rollover contributions.

    Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a before-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received employer matching contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Occidental Stock Fund (Oxy Stock Fund). All vested participants may elect to transfer their employer matching contributions to other investment funds.

The Plan allows active employees who are eligible to participate in the Plan to roll over into the Plan all or part of the taxable money received in an eligible rollover distribution from another employer's tax-qualified retirement plan.

(d)    Participant Accounts

    All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses and charged with investment manager fees.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans. The maturity dates on notes receivable from participants outstanding at December 31, 2025 range from January 2026 to November 2035. The loans are secured by the balance in the participant's account at the time the loan is approved. Loan interest rates are fixed on the first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan. Interest rates ranged from 3% to 11% on loans outstanding as of December 31, 2025 and 2024. Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Occidental common stock.

(h)    Forfeited Accounts

Forfeited nonvested accounts may be used to pay reasonable costs of administering the Plan and reduce employer contributions. As of December 31, 2025 and 2024, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the Plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2025 and 2024, no forfeitures were used to reduce employer contributions.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and judgments provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Contributions

Contributions from Plan participants and employer matching contributions are recorded in the year in which the employee contributions are withheld from compensation.

(e)    Payment of Benefits

Benefits are recorded when paid.

(f)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(g)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value. See Note 5 and Note 6 for tables that set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024.

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d)    Common/Collective Trusts

The common/collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. As of December 31, 2025 and 2024, there were no redemption restrictions on these investments.

(e)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan's investment options include a Stable Value Fund which invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trusts.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting interest rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting interest rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting interest rate. The key factors that influence future crediting interest rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2025	2024
Short-term investment fund	$7,706	$8,944
Synthetic guaranteed investment contracts:
Common/collective trusts	323,612	360,227

Total investments	$331,318	$369,171

The Plan’s ability to receive amounts due is dependent on the contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the contract issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provisions.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the contract issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include, but are not limited to: (i) a breach of material obligation under the contract, (ii) a material misrepresentation, and (iii) a material amendment to the agreement without the consent of the contract issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Occidental’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2025	2024
Net assets:
Short-term investment fund	$10,126	$12,014
Occidental common stock	509,069	583,387
Interest and dividends receivable	29	30
	$519,224	$595,431

	Year ended December 31,
	2025	2024
Changes in net assets:
Contributions	$115,592	$110,796
Investment income	12,073	10,585
Net depreciation in fair value of investments	(100,234)	(122,137)
Transfers between funds	(64,987)	(76,693)
Benefits paid to participants	(38,477)	(45,219)
Administrative expenses	(174)	(160)
Changes in net assets	$(76,207)	$(122,828)

The following tables provide the fair value measurement information for the Oxy Stock Fund as of December 31, 2025 and 2024 as discussed in Note 3 (amounts in thousands).

	Assets at fair value as of December 31, 2025
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$509,069	$509,069
Total assets the fair value hierarchy	509,069	509,069

Investments measured at NAV:
Short-term investment fund		10,126
Assets at fair value	$509,069	$519,195

	Assets at fair value as of December 31, 2024
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$583,387	$583,387
Total assets the fair value hierarchy	583,387	583,387

Investments measured at NAV:
Short-term investment fund		12,014
Assets at fair value	$583,387	$595,401

(6)    Plan Interest in Master Trust Accounts

The Plan participates in the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust), which invests in various funds that are available to participants including Target Date Funds, Index Funds, and Active Funds. The Plan also invests in a synthetic GIC fund managed by Invesco (GIC MTIA). The Plan and the Occidental Retirement Plan each own an undivided interest in the DCP Master Trust and the GIC MTIA.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2025	2024
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$3,136,985	$2,649,136
GIC MTIA, at contract value	229,665	258,996
Net assets	$3,366,650	$2,908,132

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2025		2024
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$793	$552	$872	$608
Common/collective trusts	3,850,692	2,680,569	3,208,851	2,238,728
Common stocks	51,619	35,933	22,797	15,905
Mutual funds	602,866	419,671	564,296	393,694
Total investments	4,505,970	3,136,725	3,796,816	2,648,935
Cash and cash equivalents	—	—	14	10
Receivables:
Accrued investment income	810	564	464	324
Total assets	4,506,780	3,137,289	3,797,294	2,649,269
Liabilities:
Due to broker for securities purchased	436	304	190	133
Total liabilities	436	304	190	133
Net assets of DCP Master Trust	$4,506,344	$3,136,985	$3,797,104	$2,649,136
Plan’s percentage interest in DCP Master Trust net assets		70%		70%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2025	2024
Net appreciation in fair value of investments:
Common/collective trusts	$613,220	$449,174
Common stocks	5,362	5,570
Mutual funds	35,215	28,234
Net appreciation	653,797	482,978
Interest and dividends	16,484	14,220
Less investment expenses	(427)	(606)
Investment income	669,854	496,592

Transfers in	581,926	555,260
Transfers out	(542,540)	(382,723)
Changes in net assets	$709,240	$669,129

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest as of December 31, 2025 and 2024, as discussed in Note 3 (amounts in thousands):

	Assets at fair value as of December 31, 2025
	Level 1	Total
Common stocks	$51,619	$51,619
Mutual funds	602,866	602,866
Total assets in the fair value hierarchy	654,485	654,485

Investments measured at NAV:
Short-term investment fund		793
Common/collective trusts		3,850,692
Assets at fair value	$654,485	$4,505,970

	Assets at fair value as of December 31, 2024
	Level 1	Total
Common stocks	$22,797	$22,797
Mutual funds	564,296	564,296
Total assets in the fair value hierarchy	587,093	587,093

Investments measured at NAV:
Short-term investment fund		872
Common/collective trusts		3,208,851
Assets at fair value	$587,093	$3,796,816

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2025		2024
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of GIC MTIA:
Assets:
Investments, at contract value (see Note 4):
Short-term investment fund	$7,706	$5,330	$8,944	$6,259
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	323,612	223,829	360,227	252,092
Total investments	331,318	229,159	369,171	258,351
Receivables:
Accrued investment income	838	579	922	645
Total receivables	838	579	922	645
Total assets	332,156	229,738	370,093	258,996
Liabilities:
Accrued expenses	106	73	—	—
Total liabilities	106	73	—	—
Net assets of GIC MTIA	$332,050	$229,665	$370,093	$258,996
Plan’s percentage interest in GIC MTIA net assets		69%		70%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2025	2024
Interest Income	$10,394	$11,581
Less investment expenses	(438)	(386)
Total investment income	9,956	11,195

Transfers in	54,082	39,934
Transfers out	(102,081)	(100,375)
Changes in net assets	$(38,043)	$(49,246)

(7)    Related-Party Transactions

The Trustee and Occidental are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Occidental paid approximately $969,000 and $841,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2025 and 2024, respectively.

(8)    Plan Termination

Although it has not expressed any intent to do so, Occidental has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Occidental, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status, with the exceptions of certain immaterial operational errors that have been remedied in compliance with applicable programs of the IRS or the Department of Labor.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Occidental in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2025 and 2024, approximately 13% and 17%, respectively, of total Plan investments were invested in shares of Occidental common stock.

The Company's financial results are significantly influenced by oil prices and, to a lesser extent, NGL and natural gas prices, and commodity market differentials. The average WTI price per barrel for the three months ended March 31, 2026 was $71.93, compared to $59.14 for the three months ended December 31, 2025. Changes in oil prices could result in adjustments to capital investment levels and allocation, which may in turn impact production volumes. Oil prices are expected to remain volatile due to a number of factors, including heightened geopolitical risk, the evolving macro-economic environment and its effects on global energy demand, future actions by OPEC and non-OPEC oil producing nations, and ongoing shifts in U.S. trade policy. The ongoing conflict with Iran has significantly disrupted global crude oil and natural gas markets. The duration and trajectory of the conflict remains uncertain, contributing to ongoing commodity price volatility. Recent U.S. trade policy actions, including the introduction of tariff replacement measures, could also have implications for Occidental's business operations and financial performance. While the Company has not experienced a material impact to date, tariffs or tariff replacement measures imposed on the Company's suppliers could increase costs over time, and broader macroeconomic effects of policy changes and uncertainty could affect demand for the Company's products and its realized prices.

(11)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2026 (amounts in thousands):

	As of December 31,
	2025	2024
Net assets available for benefits per the financial statements	$3,921,643	$3,535,656
Amounts allocated to withdrawing participants	(2,286)	(465)
Net assets available for benefits per the Form 5500	$3,919,357	$3,535,191

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2026 (amounts in thousands):

	Year ended December 31,
	2025	2024
Benefits paid to participants per the financial statements	$269,961	$262,888
Amounts allocated to withdrawing participants at December 31, 2025 and 2024	2,286	465
Amounts allocated to withdrawing participants at December 31, 2024 and 2023	(465)	(178)
Benefits paid to participants per the Form 5500	$271,782	$263,175

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

(12)    Subsequent Events

In October 2025, the Company announced entry into a purchase and sale agreement with Berkshire Hathaway Inc. to sell all of the issued and outstanding equity interests in Occidental Chemical Corporation, a Texas corporation, and its consolidated subsidiaries (OxyChem). The sale was completed on January 2, 2026 (MEP Effective Date). Beginning on the MEP Effective Date, the Plan became a multiple-employer plan within the meaning of Code section 413(c). OxyChem was a participating subsidiary prior to the MEP Effective Date and continued to participate in the Plan after the MEP Effective Date.

Effective on and after the MEP Effective Date, participants employed by OxyChem no longer receive employer matching contributions in the form of Occidental common stock. Employer matching contributions for OxyChem participants are invested in the Plan's qualified default investment alternative.

OxyChem's participation in the Plan will cease no later than December 31, 2026. As soon as administratively practicable after this date the OxyChem participants' account balances in the Plan will be transferred out of the Plan to a 401(k) plan sponsored by OxyChem.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value

	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 10,144,328 units		10,144
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 12,385,694 shares	372,626	509,300

*	Notes receivable from participants	2,319 participant loans, various maturities ranged from January 2026 to November 2035, interest rates range from 3% to 11%, balances collateralized by participant account		31,155
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		3,136,985
	Guaranteed Investment Contracts Master Trust	Master trust investment account, 10,379,779 units		229,665
		Total Plan interest in master trust accounts		3,366,650
		Total		$3,917,249

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party-in-interest, as defined by ERISA.

See accompanying independent auditor’s report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2025
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	167 Acquisitions	$106,205	$—	$—	$—	$106,205	$106,205	$—
	274 Dispositions	$—	$108,075	$—	$—	$108,075	$108,075	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Madelaine Pfahler
Madelaine Pfahler - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 29, 2026

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm